Eagleline Acquisition Corp.
595 East Lancaster Avenue, Suite 300
Radnor, PA 19087

September 24, 2018
VIA EDGAR
Ms. Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure
Securities and Exchange Commission
100 F. Street, N.E.
 Washington, D.C. 20549-3561
RE:	Eagleline Acquisition Corp.
Registration Statement on Form S-1
File No. 333-214091

Dear Ms. Parker:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagleline Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-214091, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time.  The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  The Company confirms that no securities have been sold in connection with the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 or the undersigned at (610) 229-9070.

Very truly yours,

/s/ Joseph Fox
Joseph Fox
President

cc:	Eagle Acquisition Sponsor, LLC
Steven Fishman
Arnold Whitman
Joseph Fox

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Michael J. Mies